

Mail Stop 4546

December 28, 2016

VIA E-mail
David Trick
Chief Financial Officer and Treasurer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016 and Amended on May 11, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 3, 2016
File No. 001-10777

Dear Mr. Trick:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Amendment No. 1 for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements

4. Special Purpose Entities, Including Variable Interest Entities ("VIEs")
Financial Guarantees, page 98

1. Please tell us why results from consolidated VIEs are reported within the single line item "income (loss) on variable interest entities" within revenue in the consolidated statements of total comprehensive income. For 2014 and 2015 and the nine months ended September 30, 2016, provide us a schedule of items comprising the results from consolidated VIEs included in income (loss) on variable interest entities with explanation for each item's classification within revenue. Also provide us, for those periods, a schedule of gains (losses) as a result of

consolidating and deconsolidating VIEs and explanation as to their classification also within income (loss) on variable interest entities.

8. Financial Guarantee Insurance Contracts
Loss and Loss Expense Reserves, page 106

2. Please reconcile for us the amounts reported on your consolidated statements of total comprehensive income herein and in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item "Losses and loss expenses (benefit)" for 2014 and 2015 and the nine months ended September 30, 2016 to amounts reported in the loss and loss expense reserve roll-forward, net of subrogation recoverable and reinsurance on page 107 herein and page 20 in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item "Net change in net loss and loss expense reserves." Your disclosure below the roll forwards indicates that net change in net loss and loss expense reserves are included in losses and loss expenses in the consolidated statement of total comprehensive income.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 85

3. Regarding operating earnings and adjusted book value and related per share amounts, please address the following as disclosed herein and in your earnings release furnished with your November 3, 2016 Form 8-K:
- Tell us why the adjustments that:
    - eliminate the effects of VIEs that were consolidated as a result of being insured by Ambac; and
    - (for adjusted book value) add the value of the unearned premium revenue on financial guarantee contracts and fees on credit derivative contracts, adjusted for management's expected future net premiums and credit derivative receipts, in excess of expected losses, net of reinsurance

  are appropriate and do not represent tailored recognition and measurement methods. Refer to question 100.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.
- Tell us why you believe that your after-tax presentation is appropriate in view of question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Peklenk, Staff Accountant at (202) 551-3661 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance